UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 3, 2009



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

Today, September 3, 2009, Dollar Tree, Inc. issued a press release announcing that its Board of Directors will recommend at the Annual Meeting in 2010 that its shareholders support an amendment to the Company's articles of incorporation to declassify the Board. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in item 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

In a related action, the Dollar Tree Board, by a unanimous vote, declined to accept the resignation of Thomas A. Saunders, its Lead Director. Mr. Saunders received 49.5% "For" and 50.5% "Withheld" votes at the Company's Annual Meeting in June 2009 and was properly elected a director under applicable law. Under Company policy, Mr. Saunders was required to offer his resignation because he received less than a majority of votes cast in an uncontested election. The majority Withhold vote against Mr. Saunders was prompted by the Board's previous decision to retain its classified structure. The Board considers that the cause for the Withhold has been removed because it has now decided to recommend at the Annual Meeting in 2010 that its shareholders support an amendment to the Company's articles of incorporation to declassify the Board, and further considers Mr. Saunders' services to be invaluable. Therefore, the Board rejected Mr. Saunders' offer to resign.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated September 3, 2009 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: September 3, 2009   By: /s/ Kevin S. Wampler
                                                                Kevin S. Wampler
                                                                Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated September 3, 2009 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. DIRECTORS RECOMMEND DECLASSIFYING BOARD

CHESAPEAKE, Va. – September 3, 2009 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, announced today that its Board of Directors will recommend at the Annual Meeting in 2010 that its shareholders support an amendment to the Company's articles of incorporation to declassify the Board.

"Throughout our history, Dollar Tree has demonstrated a steadfast commitment to serving the interests of our shareholders," said President and CEO Bob Sasser. "We continually review our governance policies and amend those policies where necessary to reflect evolving industry standards for best practices in corporate governance. Over the past few years, our Board has enacted several significant governance changes, including separating the roles of Chairman and CEO, appointing an independent lead director, adopting a majority vote policy for uncontested director elections, and eliminating supermajority vote requirements from the Articles of Incorporation. The change announced today is a continuation of our long-standing practice."

Dollar Tree, a Fortune 500 Company, operated 3,717 stores in 48 states as of August 1, 2009, with total retail selling square footage of 31.4 million. To learn more about the Company, visit the Company's website, www.DollarTree.com.

CONTACT:Dollar Tree, Inc., Chesapeake
            Timothy J. Reid, 757-321-5284
            www.DollarTree.com

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, will, or estimate. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 26, 2009 and our Quarterly Report on Form 10-Q filed August 26, 2009. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

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